February 4, 2005

Pamela A. Long,

     Assistant Director, Division of Corporation Finance,
          Securities and Exchange Commission,
               450 Fifth Street, N.W.
                    Washington, D.C. 20549-0510

Re:	Responses to Comments to the Schedule 13E-3 filed by Masonite International Corporation, Stile Acquisition Corp., Stile Holding Corp., Philip S. Orsino, John F. Ambruz, James U. Morrison and Lawrence P. Repar on January 19, 2005 (File No. 005-43863)

Dear Ms. Long:

     We are writing on behalf of our client, Masonite International Corporation (“Masonite” or “the Company”), in response to your letter, dated February 1, 2005, with respect to the Schedule 13E-3 (File No. 005-43863) filed with the Securities and Exchange Commission (the “Commission”) by Masonite, Stile Acquisition Corp. (“Stile”), Stile Holding Corp. (“Stile Holding”), Philip S. Orsino, John F. Ambruz, James U. Morrison and Lawrence P. Repar (the “Initial Filing Persons”) on January 19, 2005. In connection with this response the Initial Filing Persons, together with Stile Consolidated Corp. and KKR Millennium Fund (Overseas), Limited Partnership, are concurrently filing Amendment No. 1 to the Schedule 13E-3 to respond to the comments of the staff of the Commission (the “Staff”).

     We have numbered our responses to correspond to the numbered comments in your letter of February 1, 2005. For your convenience, we have also included the text of each of your comments.

SCHEDULE 13E-3 FILED JANUARY 19, 2005

Comments applicable to your overall filing

1.	We note that in connection with the proposed transaction you will cancel all of your outstanding deferred share units and restricted share units in consideration of $40.20 per unit. We further note that you did not include these securities in the transaction value for purposes of calculating your Commission filing fee. Please revise accordingly.

The transaction value for purposes of calculating the filing fee in the Schedule 13E-3 has been recalculated to address the Staff’s comment. As a result of

Pamela A. Long
February 4, 2005

this recalculation the filing fee was increased by US$1,807, which additional amount was paid on February 3, 2005.

2.	We note your disclosure on page 4 regarding your expectation that approximately 40 of your officers and employees will participate in the proposed transaction. Please consider whether any of these individuals, other than Executive Signatories, should be included as filing persons. Please advise us supplementally of your analysis.

The Company respectfully advises the Staff that it concluded that none of the Company’s officers and employees, other than the executive signatories, should be included as filing persons of the Schedule 13E-3. As further disclosed on page 34 of management proxy circular (the “Circular”), each of the executive signatories signed a letter of undertaking pursuant to which they have agreed to invest in aggregate at least US$19.5 million in Stile Holding on the effective date of the arrangement and to waive certain change in control payments under their current severance agreements, and the executive signatories have further agreed not to exercise any of their options prior to the completion of the arrangement. The executive signatories were therefore included as filing persons of the Schedule 13E-3. None of the other officers or employees of the Company entered into any agreements with the Stile Affiliates (as defined in the Circular), agreed to invest in Stile Holding, waived any of their change in control payments or are contractually prohibited from exercising their options prior to the completion of the arrangement. Indeed, as noted in the Circular, it is a condition to Stile’s obligation to complete the arrangement that the executive signatories and other officers and employees of the Company invest at least US$25 million in Stile Holding, and it is expected that other officers and employees will invest in Stile Holding; however, neither the Company nor the Stile Affiliates know which such persons, if any, will invest in Stile Holding. In addition, the maximum equity investment required of the officers and employees other than the executive signatories is US$5.5 million, which would result in such officers and employees owning an immaterial percentage of Stile Holding. As a result, they will not be in a position to control Stile Holding following the completion of the arrangement. Therefore, none of the officers or employees of the Company, other than the executive signatories, should be considered to be a filing person of the Schedule 13E-3.

3.	Please provide us additional detail regarding who will own Masonite and Stile Holding after this transaction, with a view toward disclosure. We note from page 1 and page 55 that both Stile and Stile Holding are newly-formed entities that were created by KKR and its affiliates to carry out this transaction. As such, it appears that KKR and/or the private investment fund affiliated with KKR are also engaged in this transaction and should be filing persons on the Schedule 13E-3. Please provide to us

Pamela A. Long
February 4, 2005

your detailed analysis in this regard. See Section II.D.3 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, which can be found on our website at www.sec.gov (“Where the purchaser has created a merger subsidiary or other acquisition vehicle to effect the transaction,...the staff will ‘look through’ the acquisition vehicle.”) In your response, tell us whether the KKR affiliate who formed Stile Holdings is the same KKR affiliate who will provide the equity infusion discussed on page 33 of your circular. If not, please identify that affiliate and tell us the amount of the equity infusion and provide your analysis regarding whether this affiliate is engaged in the transaction and should be a filing person.

Masonite respectfully advises the Staff that Stile Holding will be owned principally by KKR Millennium Fund (Overseas), Limited Partnership (“KKR Millennium”). KKR Millennium is currently the sole shareholder of Stile Holding. Following the completion of the arrangement, certain members of Masonite management will also own shares of Stile Holding (as described on page 34 of the Circular) and Masonite will become an indirect wholly-owned subsidiary of Stile Holding. Since Stile Holding is a newly-formed acquisition vehicle and KKR Millennium was the entity that formed Stile Holding to acquire Masonite through Stile, in response to the Staff’s comment, KKR Millennium has been added as a filing person of the Schedule 13E-3. Masonite also notes for the Staff that Stile Consolidated Corp. has also been added as a filing person of the Schedule 13E-3. Stile Consolidated Corp. is a newly created intermediate holding company that is a wholly owned subsidiary of Stile Holding and the sole shareholder of Stile. Disclosure similar to the disclosure requested by the Staff in comment No. 8 has been added on pages 1 and 59 regarding KKR Millennium and Stile Consolidated Corp. Masonite respectfully confirms for the Staff that the equity infusion discussed on page 37 of the Circular will be made by KKR Millennium.

Item 3. Identity and Background of Filing Person, page 4

4.	Many of the biographies disclosed under this item do not provide the information required by Item 1003(c)(2) of Regulation M-A for the past five years. In this regard, we note the biographies of Messrs. Morrison, Crossgrove, Beck, Eaton, McFarland, Rotman, Spears, Coghlin, Kohner, Rabe, Raether, Murphy, Nuttall, Olsen and Janetschek. Please revise accordingly.

The disclosure in Item 3(c) of the Schedule 13E-3 has been revised in response to the Staff’s comment to clarify that the disclosure includes the

Pamela A. Long
February 4, 2005

required information for each of the persons referenced in the comment for the past five years.

Item 16. Exhibits, page 13

5.	Please file as an exhibit the form of Employee Rollover Agreement that will be entered into by officers and employees of your company that will participate in the proposed transaction, or explain why it has not been filed as an exhibit.

The form of Employee Rollover Agreement to be entered into by officers and employees of Masonite that will participate in the proposed transaction has not been finalized. Masonite will file such agreement once it has been finalized. The Exhibit Index of the Schedule 13E-3 has been revised to indicate that the form of Employee Rollover Agreement will be filed by amendment as Exhibit No. (d)(6).

MANAGEMENT PROXY CIRCULAR FILED JANUARY 19, 2005

Comments applicable to your overall filing

6.	We note the disclosure on page 19 that the board and special committee made their fairness determinations with respect to all of the company’s security holders, including affiliates, and “did not find it necessary to remove the Executive Signatories from the subject of their consideration”; however, Item 1014 requires you to provide a fairness determination with respect to the unaffiliated security holders only. In addition, it does not appear that the executive signatories provided their fairness determination with respect to the unaffiliated security holders only. In your letter to stockholders and elsewhere in your document where you state that the proposed transaction is fair to stockholders, please revise to indicate whether the board, special committee and executive signatories believe that the proposed transaction is substantively and procedurally fair to the unaffiliated security holders. See Item 1014(a) of Regulation M-A.

The letter to shareholders and the disclosure on page 21 of the Circular have been amended in response to the Staff’s comment. In addition, the disclosure throughout the Circular has been revised to clarify that the various fairness determinations were made with respect to the shareholders other than senior management (senior management includes the executive signatories).

7.	In your letter to stockholders, please identify the officers and employees of your company who are participating in the proposed transaction and their positions.

Pamela A. Long
February 4, 2005

The letter to shareholders has been amended in response to the Staff’s comment. Masonite respectfully advises the Staff that it currently does not know which, if any, of its officers and employees, other than the executive signatories, may participate in the proposed transaction.

Summary of Circular, page 1

8.	Please revise to describe KKR and provide additional information regarding the business of Stile Holding.

The disclosure on pages 1 and 59 of the Circular has been revised in response to the Staff’s comment.

9.	Please expand your disclosure to explain that your stockholders, other than the officers and employees of your company who will participate in the proposed transaction, will be giving up their ownership interest in your company.

The disclosure on pages 2 and 34 of the Circular has been revised in response to the Staff’s comment.

10.	Please discuss the ramifications to your company should the proposed transaction not be completed, whether as a result of your stockholders not voting to approve the proposed transaction, the Superior Court of Justice (Ontario) not approving the proposed transaction or otherwise.

The disclosure on pages 2 and 33 of the Circular has been revised in response to the Staff’s comment.

Vote Required for the Arrangement, page 1

11.	We note that approval of the proposed transaction requires a majority of the votes cast by stockholders, excluding the votes cast in respect of common shares held by senior management because of their interest in the proposed transaction. We further note that officers and employees of your company, other than senior management, will have an interest in the proposed transaction. Please disclose this fact here and clarify why the common shares held by these individuals were not similarly excluded.

Masonite respectfully advises the Staff that the reason for requiring, in addition to the Canadian corporate law requirement that a plan of arrangement must be approved by at least 66 2/3% of the votes cast by shareholders at the meeting, that it must be approved also by a majority of the votes cast by shareholders excluding votes in respect of common shares held by senior management is to comply with a rule under Canadian provincial securities

Pamela A. Long
February 4, 2005

laws that certain “business combination” transactions must be approved by a majority of the votes cast by shareholders excluding “interested parties.” “Interested parties” includes directors and senior officers (defined to mean, generally, vice presidents and above and their functional equivalents) of an issuer. Under Canadian law, the votes cast by officers and employees who are not senior enough to be considered “interested parties” are not excluded.

In response to the Staff’s comment, the disclosure on pages 2 and 33 of the Circular has been revised to clarify that officers and employees, other than senior management, will have an interest in the proposed transaction and that the exclusion of only senior management from the vote requirement is pursuant to a requirement of Canadian law.

Right of Dissent, page 6

12.	Please briefly note that the dissenting stockholders must submit their demand for appraisal before the vote on the proposed transaction.

The disclosure on pages 6 and 7 of the Circular has been revised in response to the Staff’s comment.

Information Contained in this Circular, page 10

13.	It is inappropriate to disclaim responsibility for statements made in your document. Please revise the last sentence of the first paragraph of this section and the introduction in the Schedule 13E-3 accordingly.

The disclosure on page 11 of the Circular and the Introduction to Amendment No.1 of the Schedule 13E-3 has been revised in response to the Staff’s comment.

Background to and Fairness of the Arrangement, page 15
History of Discussions between Masonite and KKR, page 15

14.	Please revise this section to identify all individuals present at each meeting. For example, which members of management attended the October 20, 2004 meeting?

The disclosure on pages 16 through 20 of the Circular has been revised in response to the Staff’s comment.

15.	Please revise to disclose the process by which the special committee chose Merrill Lynch as its financial advisor, as required by Item 1015(b)(3) of Regulation M-A. We note that Merrill Lynch has been engaged by the affiliates and KKR in the past. Provide us additional information

Pamela A. Long
February 4, 2005

regarding the special committee’s knowledge of these prior engagements at the time it selected the financial advisor. For example, clarify whether the special committee was aware of this conflict of interest at the time it selected Merrill. Clarify whether the special committee considered engaging any other financial advisors and whether any of the other financial advisors had this conflict of interest. If not, clarify why the special committee chose Merrill over other advisors.

The disclosure on pages 17 and 18 of the Circular has been revised in response to the Staff’s comment.

16.	Please revise pages 23-24 to provide the information required by Item 1015(b)(4) of Regulation M-A, including disclosure of compensation for received in the past two years and more detailed disclosure of the consideration to be received in this transaction. In this regard, provide a reasonable estimate of the fee (if any) expected to be paid to Merrill Lynch based on the transaction value above C$40.20 per share. Also revise to disclose the criteria, or lack of criteria, whether or not formalized in writing, the board will use to determine whether pay Merrill Lynch an additional $1 million. Disclose whether the board has made a determination in this regard, or when it plans to make this determination.

The disclosure on page 26 of the Circular has been revised in response to the Staff’s comment.

17.	Please revise to provide a more detailed discussion of the transactions for which Merrill Lynch had been engaged by KKR and the affiliates. Tell us the amount of consideration that has been paid or is to be paid to Merrill Lynch by these persons. In addition, please revise to disclose what consideration the board and special committee gave to this apparent conflict of interest in reaching their fairness determinations.

The disclosure on pages 17, 18 and 26 of the Circular has been revised in response to the Staff’s comment. Masonite supplementally advises the Staff that Merrill Lynch has not been engaged by the executive signatories.

18.	We note your disclosure regarding Scotia Capital. Please describe with greater specificity your relationship with Scotia Capital, before and following the initiation of negotiations with KKR, and its involvement in your negotiations with KKR. In addition, please disclose whether you had any agreements or other arrangements with Scotia Capital.

The disclosure on page 16 of the Circular has been revised in response to the Staff’s comment. In addition, Masonite respectfully advises the Staff that other than the meetings that officers of Scotia Capital attended referenced

Pamela A. Long
February 4, 2005

under “Background to and the Fairness of the Arrangement—History of Discussions Between Masonite and KKR” in the Circular, Scotia Capital was not involved in the negotiations of the proposed transaction. As disclosed on page 35 of the Circular, Scotia Capital’s bank affiliate provided the debt financing commitments for the transaction.

19.	Your discussion of the background does not appear to discuss the negotiation of the material terms of the combination agreement, other than price and termination fee. Please expand your disclosure to discuss the negotiation of the other material terms of the combination agreement. For example, discuss the negotiations regarding the fiduciary out provisions, upon which you state the special committee decide to “focus considerable attention.”

The disclosure on page 19 of the Circular has been revised in response to the Staff’s comment.

20.	We note that you did not seek other offers or commence an auction process. It also appears that you did not consider any other alternatives to the proposed transaction. Please explain why you did not pursue other alternatives.

The disclosure on page 18 of the Circular has been revised in response to the Staff’s comment.

21.	Please explain why Mr. Orsino had doubts at to the feasibility of a transaction with KKR in March 2004. In this regard, we note that these doubts led to the termination of your negotiations with KKR at that time.

The disclosure on page 16 of the Circular has been revised in response to the Staff’s comment.

22.	Please provide the date on which KKR communicate its revised proposal in July 2004. In addition, please describe the events that occurred between the date of this proposal and August 30, 2004.

The disclosure on page 16 of the Circular has been revised in response to the Staff’s comment.

23.	Please explain why KKR’s preliminary valuation indicating a share price between C$40.00 and C$42.00 was deemed acceptable to initiate renewed negotiations with KKR. In addition, please explain whether there were any other factors that led Mr. Orsino to believe that a transaction was achievable and why it was advisable to continue with the negotiations at that time.

Pamela A. Long
February 4, 2005

The disclosure on page 16 of the Circular has been revised in response to the Staff’s comment.

24.	Please explain how KKR determined its offering price range of C$40.00 to C$42.00 in July 2004. In addition, please explain how KKR determined its offering prices of C$39.44 at December 15, 2004 and C$40.00 at December 18, 2004, including how it determined the per share premium.

The disclosure on pages 16 and 19 of the Circular has been revised in response to the Staff’s comment. Masonite supplementally advises the Staff that in determining the per share price to be offered, KKR did not engage in a separate analysis regarding the amount of premium to be offered to shareholders.

25.	Please describe with greater specificity the preliminary analysis of the proposed transaction provided by your financial advisor at the December 14, 2004 meeting of the special committee. In addition, please describe with greater specificity the meeting of the special committee on December 19, 2004 during which your financial advisor updated the special committee regarding its ongoing analysis of the proposed transaction.

The disclosure on page 18 of the Circular has been revised in response to the Staff’s comment.

26.	Please describe with greater specificity the meetings of the board and special committee that took place on December 20, 2004 and December 21, 2004.

The disclosure on page 19 of the Circular has been revised in response to the Staff’s comment. Masonite respectfully advises the Staff that the current disclosure on page 19 accurately sets forth the matters considered and discussed in the meetings referenced in the comment.

27.	Please disclose whether Mr. Orsino participated in the December 18, 2004 meeting of the board regarding the determination that C$40.00 per common share was supportable. In addition, please disclose whether the special committee made a similar determination and, if not, why.

The disclosure on page 19 of the Circular has been revised in response to the Staff’s comment. Masonite respectfully advises the Staff that there were no formal meetings of either the board or the special committee on December 18, but rather a series of phone calls. Mr. Orsino may have been a party to some of the phone calls, or portions thereof.

Pamela A. Long
February 4, 2005

28.	We note that the board determined to propose a price of C$43.50 per share and that KKR advised you that it would not pay more C$40.00 per share, which the board accepted. Please explain why the board accepted the lower price.

The disclosure on page 19 of the Circular has been revised in response to the Staff’s comment.

Position of the Board and the Special Committee as to Fairness, page 18

29.	Please revise this section to separately discuss the factors considered by the board and special committee in making its fairness determination. Furthermore, please expand the factors to explain how they support the decision to approve the transaction. Vague statements of topics, such as “their understanding of the Company and its industry and their assessment of the future prospects of the Company” in the first bullet point is not sufficient. Instead, briefly explain what the special committee analyzed in relation to the company’s financial condition, its prospects, etc., and how this information contributed to the special committee’s decision to recommend the offer.

The disclosure on pages 20 and 21 of the Circular has been revised in response to the Staff’s comment.

30.	Please explain the consideration the board and special committee gave to the fact that your financial advisor provided its opinion with respect to all of your stockholders, rather than solely with respect to your unaffiliated stockholders.

The disclosure on page 21 of the Circular has been revised in response to the Staff’s comment. In their consideration of the fairness of the consideration to be received pursuant to the arrangement, each of the special committee and the board relied, in part, on the opinion of Merrill Lynch as to the fairness of the consideration, from a financial point of view, to all shareholders of the Company. As the senior management of the Company owns less than 1% of the outstanding common shares, each of the special committee and the board has concluded, upon consultation with their respective legal and financial advisors, that the Merrill opinion, which states that the consideration to be received by all shareholders in the arrangement is fair from a financial point of view, is equally applicable in determining that the consideration to be received by the shareholders is fair from a financial point of view to the shareholders other than senior management. Furthermore, none of the special committee, the board or Merrill Lynch gave any consideration, with respect to the fairness of the consideration to be received in the arrangement, to senior management other than as shareholders of the Company receiving C$40.20 per share.

Pamela A. Long
February 4, 2005

31.	Please advise us as to the basis for your selection of the share price comparison measurements. In this regard, we note that for the 60-day comparison you used the weighted-average trading price, for the 52-week comparison you used the intraday low price and for the last trading day before the announcement of the proposed transaction you used the closing price.

Masonite respectfully advises the Staff that it used the closing price for the last trading day before the announcement of the proposed transaction as this is the customary comparison measurement of such consideration to the most recent “unaffected” share price prior to the announcement of the proposed transaction. Masonite used the weighted-average trading price for the 60-day comparison because it believes the weighted-average trading price is the most accurate comparison measurement available for comparison of the consideration to the share price over a period of time (rather than at a certain point in time). Masonite used the intraday low price for the 52-week comparison as it was trying to compare the consideration in the proposed transaction to the lowest price during the 52-week period.

32.	The factors set forth in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness of the consideration offered in a going private transaction. We note that the special committee considered the per share book value and appears to have considered the going concern value of your company, but you do not explain its determination as to the relevance of these factors in its fairness determination. Please address these factors, as well as historical market value, or explain why they are not relevant. In addition, if the board has not performed any of the analyses on their own, such as the going concern analysis, then they may adopt the analysis of another party or explain why that analysis is not relevant to a determination of fairness. We note a reference on page 19 that implies that the board adopted the special committee’s analyses, but we are unable to locate a definitive statement to that effect.

The disclosure on pages 20 and 21 of the Circular has been revised in response to the Staff’s comment.

33.	Please explain the nature of the fairness determination to be made by the Superior Court of Justice (Ontario).

The disclosure on page 43 of the Circular has been revised in response to the Staff’s comment.

34.	Please state whether the board and the special committee believe that the transaction is procedurally fair to unaffiliated stockholders despite the

Pamela A. Long
February 4, 2005

lack of the procedural safeguards listed in Items 1014(c) and (d) of Regulation M-A.

The disclosure on page 21 of the Circular has been revised in response to the Staff’s comment. The Company respectfully advises the Staff of its view that the special committee was formed and retained independent financial and legal advisors to provide the procedural safeguards listed in Item 1014(d).

Opinion of Merrill Lynch, page 19

35.	Please provide the information required by Item 1015(b)(5) of Regulation M-A.

The disclosure on page 22 of the Circular has been revised in response to the Staff’s comment.

36.	We note that the financial advisor has assumed that the final agreement will be in substantially similar form as the agreement reviewed by the financial advisor in connection with providing its opinion. Clarify how the agreement changed subsequent to review by the financial advisor and indicate whether the changes were material.

Merrill Lynch has advised Masonite as follows:

Merrill Lynch reviewed a draft of the combination agreement that was distributed early in the morning on December 22, 2004. The changes reflected in the final agreement from the draft reviewed by Merrill Lynch generally related to (i) inserting the Masonite name and the purchase price in places where there had been placeholders, (ii) non-material changes to Masonite’s covenants between signing and closing, (iii) the insertion of a closing condition that the transaction be approved by at least a majority of the votes cast by shareholders at the meeting (excluding votes in respect of shares held by senior management of Masonite), (iv) non-substantive corrections, and (v) the mechanics setting forth the roll-over procedures contemplated by the draft agreement. None of the changes to the combination agreement from the draft reviewed by Merrill Lynch were material to or would have affected Merrill Lynch’s financial analysis.

Masonite’s Financial Models and Projections, page 24

37.	While it may be acceptable to include qualifying language concerning subjective analysis, it is inappropriate to disclaim responsibility for statements made in the document. Revise the second paragraph of this section to eliminate the disclaimers.

Pamela A. Long
February 4, 2005

The disclosure on page 27 of the Circular has been revised in response to the Staff’s comment.

Position of the Executive Signatories as to Fairness, page 25

38.	The Executive Signatories must discuss the material factors on which the determination of substantive fairness to unaffiliated stockholders is based. At a minimum, they should address all applicable factors listed in Instruction 2 to Item 1014 of Regulation M-A, including going concern value. To the extent the Executive Signatories relied on the financial advisor’s analysis and did not perform their own analysis, they must specifically adopt the financial advisor’s analysis. Please revise accordingly. Please refer to Question and Answer No. 20 in Exchange Act Release 17719 (April 13, 1981). Similar disclose should be provided for Stile and Stile Holding.

The disclosure on pages 28 through 31 of the Circular has been revised in response to the Staff’s comment.

39.	It does not appear that the Executive Signatories’ procedural fairness determination has addressed the procedural safeguards in Item 1014(c) and (d) of Regulation M-A. If these procedures are not present, please disclose why the Executive Signatories believe the transaction is procedurally fair despite the lack of these safeguards. Please refer to Question and Answer No. 21 in Exchange Act Release 17719 (April 13, 1981). Similar disclose should be provided for Stile and Stile Holding.

The disclosure on pages 28 through 31 of the Circular has been revised in response to the Staff’s comment.

Reasons for the Arrangement, page 28

40.	In order to provide balanced disclosure, please identify any factors considered by the board and special committee that did not support approval of the proposed transaction. Please ensure that any detrimental effects on your company, its affiliates and unaffiliated stockholders are discussed and quantified to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A.

The disclosure on page 32 of the Circular has been revised in response to the Staff’s comment.

41.	We note that one reason you cite for engaging in the going private transaction is that you will realize cost savings by no longer being a public entity. This reason is also cited by the Executive Signatories, Stile

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February 4, 2005

and Stile Holding. We further note that one of the plans for your company following the closing of the proposed transaction is to issue debt securities in the public markets, which will likely result in your company being subject to the Commission’s reporting requirements. Please reconcile.

Masonite respectfully advises the Staff that, upon further reflection, it, along with the executive signatories and the Stile Affiliates, does not consider the cost savings associated with being a private company material to the decision to enter into the current transaction. Accordingly, the disclosure on pages 31 and 32 of the Circular has been revised to remove the reference to this consideration

42.	Please describe with greater specificity the capital sources that Stile and Stile Holding may access and how these sources are superior to sources available to you. Please balance this discussion by discussing the significantly higher leverage resulting from the proposed transaction and how this level of leverage will impact the availability of capital to your company in the future.

The disclosure on pages 31 and 32 of the Circular has been revised in response to the Staff’s comment.

Particulars of the Arrangement, page 29
Interests of Directors and Senior Officers in the Arrangement, page 30

43.	Please disclose the effect of the proposed transaction on each affiliate’s interest in the net book value and net income of your company in both dollar amounts and percentages. See Instruction 3 to Item 1013 of Regulation M-A.

The disclosure on page 34 of the Circular has been revised in response to the Staff’s comment.

44.	Please quantify the payments to be made to senior management in order to cash out the RSUs and DSUs under the plan of arrangement.

The disclosure on page 34 of the Circular has been revised in response to the Staff’s comment.

Sources of Funds for the Arrangement, page 32

45.	Please state whether there are any alternative funding plans in place in the event the current funding plan falls through.

Pamela A. Long
February 4, 2005

The disclosure on page 37 of the Circular has been revised in response to the Staff’s comment.

Expenses, page 34

46.	Please reconcile your disclosure under this subheading with your disclosure under Item 10 in the Schedule 13E-3 regarding the expenses of the proposed transaction. Disclose the itemized expenses in the circular.

The disclosure on page 38 of the Circular has been revised in response to the Staff’s comment.

Certain Canadian Federal Income Tax Considerations, page 41
Certain United States Federal Income Tax Considerations, page 43

47.	Revise the headings of these sections and the associated disclosure to clarify that you have summarized all the material federal tax consequences of the transaction for the company, the affiliates and the unaffiliated security holders, or revise the document to do so. See Item 1013(d) of Regulation M-A. Eliminate any reference to the summary are “of a general nature only.” Security holders are entitled to rely on your disclosure. While you may recommend that security holders consult their own tax advisors regarding the federal tax consequences of the transaction to them based on their particular situation, you may not urge them or tell them they should consult a tax advisor. Revise the bold disclosure on page 43 accordingly.

The disclosure on pages 45 through 47 of the Circular has been revised in response to the Staff’s comment.

Purchase and Sales of Common Shares, page 58

48.	Please advise us as to whether the repurchases made between July 21, 2004 and July 29, 2004 for an average purchase price of C$31.52 occurred before or after you renewed negotiations with KKR regarding a possible acquisition with a price range of C$40.00 to C$42.00 per share.

Masonite supplementally advises the Staff that the purchases made between July 21, 2004 and July 29, 2004 were made after KKR had suggested that discussions should be resumed on July 2, 2004.

*           *           *

Pamela A. Long
February 4, 2005

     The undersigned, on behalf of each of the Company, Stile, Stile Holding, Stile Consolidated Corp., KKR Millennium, Philip S. Orsino, John F. Ambruz, James U. Morrison and Lawrence P. Repar (collectively, the “Filing Persons”), hereby acknowledges that (i) the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3; (ii) the Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

     Please contact me at (212) 558-4397, via fax at (212) 558-3588 or via e-mail at pagnanik@sullcrom.com if you have any comments or questions regarding this letter.

Sincerely,

/s/ Keith A. Pagnani Keith A. Pagnani

cc:	Harley Ulster
Masonite International Corporation
1600 Britannia Road
Mississauga, Ontario, Canada
L4W 2J2

Scott C. Nuttall
Stile Acquisition Corp. Stile Consolidated Corp.
Stile Holding Corp. KKR Millennium Fund (Overseas), Limited Partnership
c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019

Gary I. Horowitz
Marni J. Lerner
Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, New York 10017

James C. Morphy
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004